UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2008

Commission File Number: 000-50984

eLong, Inc.

(Exact Name of Registrant as Specified in its Charter)

Block B, Xingke Plaza Building

10 Middle Jiuxianqiao Road

Chaoyang District

Beijing 100016, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X    .            Form 40-F               .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                         No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                         No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X    .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Effective October 10, 2008, eLong, Inc. (the “Company”) engaged Ernst & Young Hua Ming Certified Public Accountants (“E&Y”) as the Company’s independent registered public accounting firm, and effective the same date dismissed KPMG as the Company’s independent registered public accounting firm. The Audit Committee of the Board of Directors of the Company approved both the engagement of E&Y and the dismissal of KPMG.

During the fiscal years ended December 31, 2006 and December 31, 2007, and the subsequent interim period through October 10, 2008, there were no: (1) disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

The reports of KPMG on the consolidated financial statements of eLong, Inc. and subsidiaries as of and for the years ended December 31, 2006 and December 31, 2007 did not contain any adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except that the reports include explanatory paragraphs related to the Company’s adoption of Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-based Payment”, effective January 1, 2006, and the adoption of Emerging Issues Task Force Issue No.06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation)”, effective January 1, 2007.

The audit report of KPMG on the effectiveness of internal control over financial reporting as of December 31, 2007 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

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The information contained herein is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act, except as expressly set forth by specific reference in such filing.

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eLong, Inc. (NASDAQ: LONG) is a leading online travel company in China. Headquartered in Beijing, eLong has a national presence across China. eLong uses web-based distribution technologies and a 24-hour call center to provide consumers with access to travel reservation services. Aiming to enrich people’s lives through the freedom of independent travel, eLong empowers consumers to make informed choices by providing a one-stop travel solution and consolidated travel tools and information such as maps, virtual tours and user ratings. eLong has the capacity to fulfill air ticket reservations in over 80 major cities across China. In addition to choice of a wide hotel selection in the Greater China region, eLong offers Chinese consumers the ability to make bookings at international hotels in over 140 destinations worldwide. eLong operates the websites http://www.elong.com and http://www.elong.net.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: October 13, 2008	ELONG, INC.

	By:	/s/ Chris Chan
	Name:	Chris Chan
	Title:	Chief Financial Officer